SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

VERASTEM INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

92337C 104

(CUSIP Number)

BESSEMER VENTURE PARTNERS

1865 PALMER AVENUE, SUITE 104

LARCHMONT, NY 10528

(914) 833-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G62185106	13D	Page 2 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER VII & CO. LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,635,940
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,635,940
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,635,940
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%*
14.	Type of Reporting Person (See Instructions) CO

*	Calculated based upon 25,544,319 shares of the Issuer’s common stock outstanding, calculated pursuant to the Issuer’s Prospectus Supplement dated July 17, 2013, Form 10-Q for the quarter ended March 31, 2013 and the Issuer’s press release issued on July 22 announcing the closing of an underwritten public offering of 4,255,000 shares of common stock.

CUSIP No. G62185106	13D	Page 3 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER VII & CO. L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,635,940
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,635,940
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,635,940
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated based upon 25,544,319 shares of the Issuer’s common stock outstanding, calculated pursuant to the Issuer’s Prospectus Supplement dated July 17, 2013, Form 10-Q for the quarter ended March 31, 2013 and the Issuer’s press release issued on July 22 announcing the closing of an underwritten public offering of 4,255,000 shares of common stock.

CUSIP No. G62185106	13D	Page 4 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BESSEMER VENTURE PARTNERS VII L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 523,501
	8.	Shared Voting Power
	9.	Sole Dispositive Power 523,501
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,635,940
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated based upon 25,544,319 shares of the Issuer’s common stock outstanding, calculated pursuant to the Issuer’s Prospectus Supplement dated July 17, 2013, Form 10-Q for the quarter ended March 31, 2013 and the Issuer’s press release issued on July 22 announcing the closing of an underwritten public offering of 4,255,000 shares of common stock.

CUSIP No. G62185106	13D	Page 5 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BESSEMER VENTURE PARTNERS VII INSTITUTIONAL L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 229,031
	8.	Shared Voting Power
	9.	Sole Dispositive Power 229,031
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,635,940
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated based upon 25,544,319 shares of the Issuer’s common stock outstanding , calculated pursuant to the Issuer’s Prospectus Supplement dated July 17, 2013, Form 10-Q for the quarter ended March 31, 2013 and the Issuer’s press release issued on July 22 announcing the closing of an underwritten public offering of 4,255,000 shares of common stock.

CUSIP No. G62185106	13D	Page 6 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVP VII SPECIAL OPPORTUNITY FUND L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 883,408
	8.	Shared Voting Power
	9.	Sole Dispositive Power 883,408
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,635,940
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated based upon 25,544,319 shares of the Issuer’s common stock outstanding , calculated pursuant to the Issuer’s Prospectus Supplement dated July 17, 2013, Form 10-Q for the quarter ended March 31, 2013 and the Issuer’s press release issued on July 22 announcing the closing of an underwritten public offering of 4,255,000 shares of common stock.

CUSIP No. G62185106	13D	Page 7 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER MANAGEMENT CO. LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*
	8.	Shared Voting Power
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%**
14.	Type of Reporting Person (See Instructions) OO

*	Deer Management Co. LLC (“Deer Management”), the management company affiliate of the Funds (as defined below), does not beneficially own any shares. An employee of Deer Management, who previously served as the representative of the Funds on the Issuer’s board of directors, was granted, as director compensation, an option to purchase 8,333 shares. Such employee was contractually obligated to assign to Deer Management any compensation received for his service as a director. The option expired without being exercised on February 18, 2013. See Item 5(c) for further information.
**	Calculated based upon 25,544,319 shares of the Issuer’s common stock outstanding, calculated pursuant to the Issuer’s Prospectus Supplement dated July 17, 2013, Form 10-Q for the quarter ended March 31, 2013 and the Issuer’s press release issued on July 22 announcing the closing of an underwritten public offering of 4,255,000 shares of common stock.

CUSIP No. G62185106	13D	Page 8 of 13 Pages

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 2 to Schedule 13D relates to shares of common stock, par value $0.0001 per share (the “Shares”), of Verastem, Inc. (the “Issuer”), a Delaware corporation, and amends the Schedule 13D filed initially on February 13, 2012 and as amended on December 28, 2012 (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated as follows:

Item 2 (a) – (c). This statement is being filed by the following persons:

(i)	Deer VII & Co. Ltd., a Cayman Island exempted company (“Deer Ltd.”) is the general partner of Deer VII & Co. L.P., a Delaware limited partnership (“Deer VII”);

(ii)	Deer VII is the general partner of Bessemer Venture Partners VII L.P. (“Bessemer VII”), Bessemer Venture Partners VII Institutional L.P. (“Bessemer VII Institutional”) and BVP VII Special Opportunity Fund L.P. (“BVP VII,” and together with Bessemer VII and Bessemer VII Institutional, the “Funds”);

(iii)	Bessemer VII, which directly owns 523,501 Shares;

(iv)	Bessemer VII Institutional, which directly owns 229,031 Shares;

(v)	BVP VII, which directly owns 883,408 Shares;

(vi)	Deer Management Co. LLC, a Delaware limited liability company (“Deer Management”), is the management company affiliate of the Funds.

Deer Ltd., Deer VII, Bessemer VII, Bessemer VII Institutional, BVP VII and Deer Management are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of the Reporting Persons is principally engaged in the business of investing in securities. The business address and principal executive offices of the each of the Reporting Persons are c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538.

The Shares to which this Schedule 13D relates are owned beneficially by the Funds.

Item 2 (d) – (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Each natural person identified in this Item 2 is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No change.

CUSIP No. G62185106	13D	Page 9 of 13 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

No change.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

(a) and (b) As of August 5, 2013, Bessemer VII, Bessemer VII Institutional and BVP VII owned beneficially 523,501, 229,031 and 883,408 Shares, respectively, representing approximately 2.0%, 0.9% and 3.5%, respectively, of the Shares of the Issuer’s common stock outstanding

As of August 5, 2013, Deer Ltd., through its control of Deer VII, had sole voting and dispositive power with respect to all 1,635,940 Shares owned beneficially by the Funds, representing approximately 6.4% of the Shares of the Issuer’s common stock outstanding.

As of August 5, 2013, Deer VII, through its control of the Funds, had sole voting and dispositive power with respect to all 1,635,940 Shares owned beneficially by the Funds, representing approximately 6.4% of the Shares of the Issuer’s common stock outstanding.

As of August 5, 2013, Deer Management did not have sole or shared voting and dispositive power with respect to any Shares and disclaims beneficial ownership over any of the Shares.

(c) On March 6, 2012, as compensation for service as a director, the Issuer granted Mr. Kraus an option to purchase 12,500 Shares of common stock at $11.10 per Share. The option was subject to vesting in twelve equal monthly installments from March 6, 2012 until March 6, 2013. Pursuant to the terms of the option agreement, when Mr. Kraus resigned from the board on November 21, 2012, 8,336 options had vested and were exercisable within three months of Mr. Kraus’s resignation date. Mr. Kraus was contractually obligated to assign to Deer Management any fees received for service as a director. As a result, Deer Management had the right to acquire 8,336 shares of common stock within three months of November 21, 2012 pursuant to a stock option award. However, this award lapsed on February 18, 2013 without being exercised.

During the period from July 24 to August 5, 2013, the Funds disposed of 359,297 of their Shares in open market transactions through Liquidnet, Inc., a registered broker-dealer. Annex I to this Schedule 13D sets forth a list of these transactions. On August 1, 2013, the cumulative number of Shares sold crossed 255,443 Shares, representing approximately 1% of the Shares of the Issuer’s common stock outstanding. Therefore, the Reporting Persons are filing this amendment No. 2 to their Schedule 13D.

Except as set forth in Annex I to this Schedule 13D, no Reporting Person has effected any transaction in the Shares of common stock in the last 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

CUSIP No. G62185106	13D	Page 10 of 13 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No change.

CUSIP No. G62185106	13D	Page 11 of 13 Pages

Annex I

Information With Respect to Transactions of Shares during the Past 60 Days(1)

Bessemer Venture Partners VII L.P.

Date	Transaction	Shares	Price/Share ($)
7/24/2013	Sale	1,056	$15.25580
7/26/2013	Sale	2,625	$15.00480
7/29/2013	Sale	19,902	$15.12050
7/30/2013	Sale	16,640	$15.11490
7/31/2013	Sale	20,160	$15.44030
8/1/2013	Sale	32,000	$15.12090
8/2/2013	Sale	6,592	$15.10640
8/5/2013	Sale	16,000	$15.05360

Bessemer Venture Partners VII Institutional L.P.

Trade Date	Transaction	Shares	Price/Share ($)
7/24/2013	Sale	462	$15.25580
7/26/2013	Sale	1,149	$15.00480
7/29/2013	Sale	8,707	$15.12050
7/30/2013	Sale	7,280	$15.11490
7/31/2013	Sale	8,820	$15.44030
8/1/2013	Sale	14,000	$15.12090
8/2/2013	Sale	2,884	$15.10640
8/5/2013	Sale	7,000	$15.05360

BVP VII Special Opportunity Fund L.P.

Trade Date	Transaction	Shares	Price/Share ($)
7/24/2013	Sale	1,782	$15.25580
7/26/2013	Sale	4,430	$15.00480
7/29/2013	Sale	33,584	$15.12050
7/30/2013	Sale	28,080	$15.11490
7/31/2013	Sale	34,020	$15.44030
8/1/2013	Sale	54,000	$15.12090
8/2/2013	Sale	11,124	$15.10640
8/5/2013	Sale	27,000	$15.05360

(1)	These transactions were effected in the open market by Liquidnet Inc., a registered broker-dealer.

CUSIP No. G62185106	13D	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 5, 2013

DEER VII & CO. LTD.

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

DEER VII & CO. L.P.

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BESSEMER VENTURE PARTNERS VII L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BESSEMER VENTURE PARTNERS VII INSTITUTIONAL L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BVP VII SPECIAL OPPORTUNITY FUND L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

CUSIP No. G62185106	13D	Page 13 of 13 Pages

DEER MANAGEMENT CO. LLC

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Managing Member